Coils to Locs



Dear investors,

Coils to Locs experienced a whirlwind 2023. With the help of all of you, we were able to raise $78,800 in or first crowdfunding round and we are grateful! We were able to use that money to hire a digital marketing strategist who optimized our website so that our business shows up on the first page of search engines, and created lead generation and customer engagement campaigns. Somehow, we were invited to the "Happy Place" on the Jennifer Hudson Show which was a once in a lifetime experience and one that raised our brand at the national level! There is interest in the Canadian medical hair loss space to expand our business to Canada and got our first large pre-sale order at the end of 2023. We also recently received our women and minority owned business certification which we will utilize to explore federal contracts. Thank you for continuing to support us on this journey!

We need your help!

We plan on enlisting our investors to spread the word about a new wig style launch on the ecommerce side as well as ask that they share information at their local hospitals about Coils to Locs. We also plan on moving forward with another raise unless a minimum of $250K lands in our laps so we would like to encourage them to make another investment with us. We recognize that we could have done better in terms of asking our investors to use their social media channels to raise the profile of Coils to Locs. This year, we'd like to making marketing materials such as graphics, postcards etc. and send these items to our investors and ask that they post and share.

Sincerely,

Dianne Shaddock Austin

CEO and Co-Founder

Pamela Shaddock

COO and Co-Founder

How did we do this year?

REPORT CARD

A-

☺ The Good

Our Wefunder Rep, (Jake) has been a huge asset in support of our business. He was and continues to be very responsive and supportive.

Wefunder included us in email newsletters which helped with our raise as our raise was exposed to more investors.

Unlike some platforms, we did not need to hit certain revenue levels before being able to crowdfund on the platform.

☹ The Bad

The backend is not always intuitive. I've had trouble finding things during the campaign. Updating pages was sometimes tricky.

Some investors reached out to us to express confusion over when or where they should add their social security number

.

2023 At a Glance

January 1 to December 31

$$$$

$2,072 [87%]
Revenue

$2,072 [87%]
Net Profit

IOU!

$0
Short Term Debt



$88,800
Raised in 2023



$40,359
Cash on Hand
As of 03/28/24

INCOME BALANCE NARRATIVE



Revenues
Profit
US$15,714
US$15,714
US$2,072
US$2,072
2022
2023

Net Margin: 100% **Gross Margin:** -834% **Return on Assets:** 3% **Earnings per Share:** $0.00

Revenue per Employee: $1,036 **Cash to Assets:** 55% **Revenue to Receivables:** ~ **Debt Ratio:** 0%

Coils_to_Locs_Financial_Statements_and_CPA_Review_for_2020_and_2021.pdf

FINAL_SUBMITTED_Coils_to_Locs_Financial_Statement__2022__2023.pdf

We ❤ Our 148 Investors

Thank You For Believing In Us

Douglas Olsson
Sheila Cutchlow
Darwin Larkin
Janet Zinn
Kirsten Myers
Rona Carter
Lisa E Maxwell
Dolores Terry
James Lee
Ande Lyons
Pamela Cazeau
Charles Brown
Christopher Shaddock
Wayne B. Wheatley Sr.
Justice Jones
William Bowen
Taiesha Washington
Chris Irving

Yeshwanth Sonnathi
Jason Phillips
Antonio Lyons
Jason Kraus
Kwan Thomas
Alex Gedala
Ashley Kuzmanko...
Anastasia Ashford
Patricia Sheehan
Inger Tudor
Marie Roach
Coral Shaddock
Felicia Williams
Stacey Almeida
Eliz AB Eth RILEY
Sheilla Hampton
Deborah Loud
Monnae Michaell
Jacqueline Jones
Katherine Vinson

Kate Goodall-
Dahn Ballard
Alexia Hudson-Ward
Uchenna Ugo-Alum
Maisha Closson
Winston Daley
Diego Portillo Mazal
Marilynn H
Susan Lange
Waveney Small Cole
Kimberly McLarin
Monique Shaddock
Susanne E Blix
Christine Rose
A Wafers
Moncellia Scott
Harriett Gaston
Shelita A Nelson-Napier
Yvans Jourdain

Lisa Tharps
Douglas Dickerman
Sandra Small
Roy Johnson
Ife Oshun
Patty Boris
Steve W
Paris Laster
Lynnette Culbreath
Ellen S Carpenter
Lauren Mendes
Charles T Shaddock Jr
Cynthia Wooten
Josephine Shaddock
Vito Zaccone
Michelle Denise Craig-...
Shivonne Desir
Bobbi Wegner
Sean E. Cooper

Leroy Burnell
April Armstrong
Dayna Campbell
Yoann Buch
Lauren Greenspon...
Melis Dural
Sara Fraim
Oller Lee HARRIS
Barbara Culbreath
Wynne E Andrews
Nicky Prince
Monica Lee
Shelly R McGhee
Charles T SHADDOCK
Michael Peele
Christina Mayfield
Lisa Ehrenberg
Sandra Bonnici
Emmanuela Menard

Hanelle Meier
Harry Lennix
Cadine Kenton
Latoya Johnson
Will Crosswell
Bryanne Leeming
Judi Lovas
Cambus Williams
Lisa Leung-Tat
Tanesha Gary
Donia ALLEN
Paige Austin
Tamika Lamison
Paul Mancuso
Nathan Milholin
Rena Braud
Reginald Bellamy
Natasha Fahey
Sara Ledterman

Tonya Cross
Naomi Wolff
Adrienne Collins
Jewel Wall
Lisa Maxwell
Senofer Mendoza
Mike Reyes
Felix Vayssieres
Steven Taranto
Meri Ames
Shawn Fisher
Karen Darley
Tiana Harding
Joseph Housey III
Benita Ramsey
Aqueela Culbreath-Britt
Willie Hunn
Sarah FAY
Lee Sherman

Thank You!

From the Coils to Locs Team



Dianne Shaddock Austin

CEO and Co-Founder

Cancer survivor and serial entrepreneur with expertise as a natural hair and black culture blogger. BS in Mass Communications, Emerson College.



Pamela Shaddock

COO and Co-Founder

Worked in the health-related events space, putting on Avon Breast Cancer Walks and similar fundraising events. In 2020, I slowed my burgeoning career as a...



Cheryl McCloud

Chief Engagement Officer

Cheryl has professional expertise in communications and community engagement leverages a career working in...



Howard Chan

Web Development & Website Management

Howard is a multi talented professional who provides technical and high level administrative support to Coils...

Details

The Board of Directors

Director	Occupation	Joined
Pamela Shaddock	Co-founder and COO @ Coils to Locs	2019
Dianne Austin	Co-founder and CEO @ Coils to Locs	2019

Officers

Officer	Title	Joined
Pamela Shaddock	Co-founder and COO	2019
Dianne Austin	Co-founder	2019

Voting Power

Holder	Securities Held	Voting Power
Pamela Shaddock	Membership Interests	50.0%
Dianne Austin	Membership Interests	50.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
11/2019	$2,000		Section 4(a)(2)
07/2020	$20,000		Other
12/2020	$15,000		Section 4(a)(2)
02/2021	$12,000		Section 4(a)(2)
03/2021	$1,666		Section 4(a)(2)
04/2021	$10,000		Section 4(a)(2)
04/2021	$10,000		Section 4(a)(2)
04/2021	$25,000		Section 4(a)(2)
12/2021	$10,000		Section 4(a)(2)
01/2022	$25,000		Section 4(a)(2)
01/2022	$100		Section 4(a)(2)
09/2022	$2,000		Section 4(a)(2)
12/2022	$10,000		Section 4(a)(2)
05/2023	$78,800		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Berkshire Bank	07/15/2020	$20,000	$11,316	4.0%	07/01/2022	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Warrants: 0
Options: 0

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Market Risk - Unfortunately, the market for coily/curly wigs is growing year over year. As a company this bodes very well for CTL. But with the rate at which technology is increasing within the medical space, there is a future potential where the need for wigs in general, is diminished greatly, or all together.

Competitive Risk - The larger wig manufacturers are currently not producing ethnically inspired coily/curly wigs in any meaningful way, they could theoretically start at any time. Our assumption is that since we're currently in 2022 with no movement in this area on their behalf, they would only commit the resources to do so once they saw the market potential that was proven by Coils to Locs. But if they started producing & marketing tomorrow, we run the risk of being outspent with marketing and undercut in pricing.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Financial Risk - We are in a capital-intensive space. While we can continue growing the brand slowly right now, if we do not raise enough money in our next round to achieve manufacturing and inventory scale, we run the risk of hitting a financial wall where we can never get in front of the demand. When you don't get in front of demand, your competitors step in to fill the missing void.

Execution Risk - As first-time founders, we naturally do not have the "lived through it" knowledge that would inevitably help us avoid many pitfalls. While our goal is to hire a more seasoned team & continue to surround ourselves with strong advisors & accelerators, we still run the risk of not being able to achieve our milestones, if we do not hire a team that has the skills we lack.

Additional Risk- Our supply chain/COGS could fluctuate, intellectual property/patents, risks associated with the ecommerce platform, (reliance on third party software, security/privacy payment processing, etc.). Other unforeseen business conditions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the

Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to ❓ a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Coils to Locs, LLC

Massachusetts Limited Liability Company
Organized May 2019
2 employees
1452 Dorchester Ave.,
Suite 4
Dorchester MA 02122 https://coilstolocs.com/

Business Description

Refer to the Coils to Locs profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Coils to Locs is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄

Say Hello!

Questions? Ideas? Love Letters?

Say something nice...

SUBMIT


You're pretty neat.

You're the first one here!

Early people don't usually get a prize, so here's a love letter from us.